UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 17, 2024

BELLEVUE LIFE SCIENCES ACQUISITION CORP.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-41390	84-5052822
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10900 NE 4th Street, Suite 2300, Bellevue, WA	98004
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (425) 635-7700

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of common stock, one redeemable warrant and one right	BLACU	The Nasdaq Stock Market LLC
Common stock, par value $0.0001 per share	BLAC	The Nasdaq Stock Market LLC
Redeemable warrants, exercisable for shares of common stock at an exercise price of $11.50 per share	BLACW	The Nasdaq Stock Market LLC
Right to receive one-tenth (1/10) of one share of common stock	BLACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

First Amendment to the PIPE Subscription Agreement

As previously disclosed by Bellevue Life Sciences Acquisition Corp., a Delaware corporation (“BLAC”), in its Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on October 10, 2024, BLAC and Toonon Partners Co., Ltd. (“Toonon”) entered into a subscription agreement (the “Subscription Agreement”), dated October 4, 2024, pursuant to which, among other things, BLAC has agreed to issue and sell to Toonon, and Toonon has agreed to subscribe for and purchase, 222,222 shares of Series A Preferred Stock of BLAC (the “Series A Preferred Stock”) for an aggregate purchase price of $20,000,000 or $90.00 per share of Series A Preferred Stock (the “PIPE Investment”).

On December 17, 2024, BLAC and Toonon signed the First Amendment to the Subscription Agreement (the “First Amendment”) which amended the Subscription Agreement to remove the redemption features of the Series A Preferred Stock contained in the Certificate of Designations that, pursuant to the closing of the PIPE Investment, BLAC intends to file with the Secretary of State of the State of Delaware.

The foregoing description of the First Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the First Amendment, a form of which is attached as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

First Amendment to Amended and Restated Business Combination Agreement

As previously disclosed by BLAC in its Current Report on Form 8-K filed with the SEC on November 16, 2023, BLAC and OSR Holdings Co., Ltd., a corporation organized under the laws of the Republic of Korea (“OSR Holdings”), entered into a Business Combination Agreement, dated November 16, 2023 (the “Business Combination Agreement”). And as previously disclosed by BLAC in its Current Report on Form 8-K filed with the SEC on May 30, 2024, BLAC and OSR Holdings entered into an Amended and Restated Business Combination Agreement, dated May 23, 2024 (the “A&R BCA”).

On December 20, 2024, BLAC and OSR Holdings entered into the First Amendment to the A&R BCA (the “First Amendment to the A&R BCA”) which amended and restated Exhibit B (Form of Non-Participating Stockholder Joinder) to the A&R BCA to include a termination date for the put right and call right set forth in the Non-Participating Stockholder Joinder.

The foregoing description of the First Amendment to the A&R BCA does not purport to be complete and is qualified in its entirety by reference to the full text of the First Amendment to the A&R BCA, a copy of which is attached as Exhibit 2.1 hereto, and the terms of which are incorporated herein by reference.

Some officers and directors of BLAC, including Kuk Hyoun Hwang, have interests in the business combination with OSR Holdings as individuals that are in addition to, and that may be different from, the interests of BLAC stockholders. Mr. Hwang is the Chief Executive Officer and a member of the Board of Directors of BLAC and Chairman of the Board of OSR Holdings. The Board of Directors of BLAC formed a separate committee (the “M&A Committee”), consisting of independent directors, to review and consider these interests during the negotiation of the Business Combination Agreement, the A&R BCA, and the First Amendment to the A&R BCA and in evaluating and unanimously approving, as members of the BLAC Board, the Business Combination Agreement, the A&R BCA and the First Amendment to the A&R BCA.

Additional Information and Where to Find It

BLAC has filed with the SEC a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which includes a preliminary proxy statement of BLAC and a prospectus in connection with the proposed business combination pursuant to an Amended and Restated Business Combination Agreement, dated as of May 23, 2024, by and among BLAC, OSR Holdings, each stockholder of OSR Holdings that executes a Participating Stockholder Joinder thereto, and each stockholder of OSR Holdings that executes a Non-Participating Stockholder Joinder thereto (the “Business Combination”). The definitive proxy statement and other relevant documents will be mailed to stockholders of BLAC as of a record date to be established for voting on BLAC’s proposed Business Combination. STOCKHOLDERS OF BLAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH BLAC’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF ITS STOCKHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT BLAC, OSR HOLDINGS AND THE BUSINESS COMBINATION. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov, or by directing a request to BLAC by contacting Jun Chul Whang, c/o Bellevue Life Sciences Acquisition Corp., 10900 NE 4th Street, Suite 2300, Bellevue, WA 98004 or by email at group@bellevuecm.com.

Participants in the Solicitation

BLAC, OSR Holdings and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of BLAC’s stockholders in connection with the proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of BLAC’s directors and officers in the Registration Statement and BLAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on April 17, 2024, and its registration statement on Form S-1 for its initial public offering. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to BLAC’s stockholders in connection with the proposed Business Combination is set forth in the Registration Statement. Information concerning the interests of BLAC’s and OSR Holdings’ equity holders and participants in the solicitation, which may, in some cases, be different than those of BLAC’s and the OSR Holdings’ equity holders generally, are set forth in the Registration Statement.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the businesses of BLAC and OSR Holdings may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the satisfaction of the closing conditions to the proposed Business Combination, the timing of the completion of the proposed Business Combination and the future performance of BLAC, including the anticipated impact of the proposed Business Combination on this performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of BLAC and OSR Holdings and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement with respect to the proposed Business Combination, (2) the outcome of any legal proceedings that may be instituted against the parties in connection with the proposed Business Combination; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the stockholders of BLAC or the failure of any other conditions to closing; (4) the impact of the COVID-19 pandemic (or any other global health disruption) on (x) the parties’ ability to consummate the proposed Business Combination and (y) the business of OSR Holdings and the surviving company; (5) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed Business Combination; (6) the inability to obtain or maintain the listing of the surviving company’s common stock on Nasdaq or any other national stock exchange following the proposed Business Combination; (7) the risk that the consummation of the proposed Business Combination disrupts the current plans and operations of OSR Holdings; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the surviving company to continue to raise additional capital to finance operations and to retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the demand for BLAC’s and the surviving company’s technologies, products or product candidates together with the possibility that BLAC and/or the surviving company may be adversely affected by other economic, business, and/or competitive factors; (12) risks and uncertainties related to OSR Holdings’ business; and (13) other risks and uncertainties included in (x) the “Risk Factors” sections of the Registration Statement, the most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC by BLAC and (y) other documents filed or to be filed with the SEC by BLAC. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. BLAC and OSR Holdings do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.

2.1	First Amendment to Amended and Restated Business Combination Agreement, dated as of December 20, 2024 between Bellevue Life Sciences Acquisition Corp. and OSR Holdings Co., Ltd.

10.1	Form of First Amendment to Subscription Agreement, by and among Bellevue Life Sciences Acquisition Corp. and the investors signatory thereto

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 23, 2024

BELLEVUE LIFE SCIENCES ACQUISITION CORP.

By:	/s/ Kuk Hyoun Hwang
Name:	Kuk Hyoun Hwang
Title:	Chief Executive Officer

Exhibit 2.1

BELLEVUE LIFE SCIENCES ACQUISITION CORP.

FIRST AMENDMENT TO AMENDED AND RESTATED BUSINESS COMBINATION AGREEMENT

This FIRST AMENDMENT TO THE AMENDED AND RESTATED BUSINESS COMBINATION AGREEMENT (this “Amendment”) is made as of the date set forth on the signature page hereto, by and between Bellevue Life Sciences Acquisition Corp., a Delaware corporation (the “Company”), and OSR Holdings Co., Ltd., a corporation organized under the laws of the Republic of Korea (“OSR” and, together with the Company, the “Parties”), and amends that certain Amended and Restated Business Combination Agreement (the “Agreement”), dated May 23, 2024, between the Company and OSR. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Agreement.

WHEREAS, pursuant to Section 9.04 of the Agreement, the Agreement may be amended in writing by the Parties thereto; and

WHEREAS, the Parties desire to amend the Form of Non-Participating Stockholder Joinder (Exhibit B to the Agreement) as set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

1.	Amendment to Exhibit B to the Agreement. Exhibit B (Form of Non-Participating Stockholder Joinder) of the Agreement be and hereby is amended and restated as set forth on Exhibit A hereto.

2.

General. The Agreement together with this Amendment replaces and supersedes all other agreements, written or oral, with respect to its subject matter. Except as expressly amended and supplemented hereby, the Agreement remains in full force and effect. In the event of any conflict between the terms of this Amendment and the terms of the Agreement, the terms of this Amendment shall prevail.

3.

Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Amendment delivered by e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Amendment.

IN WITNESS WHEREOF, the Company and OSR have caused this Amendment to be executed as of the date set forth below by their respective officers thereunto duly authorized.

BELLEVUE LIFE SCIENCES ACQUISITION CORP.

By	/s/ Jin Whan Park
Name:	Jin Whan Park
Title:	BLAC M&A Committee Member

OSR HOLDINGS CO., LTD.

By	/s/ Sang Hoon Kim
Name:	Sang Hoon Kim
Title:	Chief Executive Officer

Dated: December 20, 2024

[Signature Page to First Amendment to Amended and Restated Business Combination Agreement]

EXHIBIT A

AMENDED AND RESTATED FORM OF NON-PARTICIPATING STOCKHOLDER JOINDER

JOINDER

(Non-Participating Stockholder Form)

This JOINDER (this “Joinder”) is entered into by and between the undersigned Non-Participating Company Stockholder set forth on the signature page hereto (the “Joined Party”) and Bellevue Life Sciences Acquisition Corp., a Delaware corporation (“BLAC”). Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement (as defined below).

WHEREAS, BLAC, OSR Holdings Co., Ltd., a corporation organized under the laws of the Republic of Korea (the “Company”), each holder of Company Common Stock that executes a Participating Stockholder Joinder on or prior to the Closing (each such Person, a “Participating Company Stockholder”), and each holder of Company Common Stock that executes a Non-Participating Stockholder Joinder on or prior to the Closing (each such Person, a “Non-Participating Company Stockholder”, and together with BLAC, the Company and the Participating Company Stockholders, the “Parties” and each a “Party”) have entered into a Business Combination Agreement, dated as of November 16, 2023 (the “Agreement”).

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants, agreements and conditions contained herein and in the Agreement, the undersigned Non-Participating Company Stockholder and BLAC, intending to be legally bound, hereby agree as follows:

1. Agreement to be Bound as a Non-Participating Company Stockholder under the Agreement. The Joined Party hereby agrees that upon execution and delivery of this Joinder, it shall become a Party to the Agreement with all attendant rights, duties and obligations (including in respect of all of the representations, warranties, covenants, agreements and conditions of the Agreement), with the same force and effect as if originally named as a “Non-Participating Company Stockholder” and shall be deemed a “Non-Participating Company Stockholder” for all purposes thereof, and such references therein shall be construed as if the Joined Party executed the Agreement on the date thereof.

2. Put and Call Rights. The Joined Party shall have the right to cause BLAC to purchase (the “Put Right”) and BLAC shall have the right to cause the Joined Party to sell to BLAC or its designee (the “Call Right”) all of the shares of Company Common Stock owned and held of record by Joined Party as set forth on Schedule A hereto (the “Company Shares”) on the terms and conditions set forth herein.

(a) Put Right. At any time on or after the Trigger Date (as defined below), the Joined Party may give written notice (the “Put Notice”) to BLAC that the Joined Party elects to exercise the Put Right to require BLAC to acquire all but not less than all of the Joined Party’s Company Shares in exchange for the number of shares of BLAC Common Stock set forth on Schedule A hereto (the “BLAC Shares”).

(b) Call Right. At any time on or after the Trigger Date, BLAC may give written notice (the “Call Notice”) to the Joined Party of BLAC’s election to exercise the Call Right to require the Joined Party to sell to BLAC (or BLAC’s designee) all of the Company Shares in exchange for the BLAC Shares.

(c) Trigger Date and Notice of Change in Control. For purposes of this Joinder, the term “Trigger Date” shall mean January 1, 2026 or the date that the Joined Party is notified by BLAC of a transaction that will result in a Change in Control (as defined in Schedule A hereto). BLAC hereby covenants and agrees that it shall provide the Joined Party written notice of any transaction that will result in a Change in Control at least 20 business days (or such shorter period to which the Joined Party consents) prior to the closing of such Change in Control transaction.

(d) Closing of Put and Call Transaction. The closing of the Put Right or Call Right hereunder (the “Put/Call Closing”) shall occur as soon as reasonably practicable (but in no event later than the 10th day) after receipt by (i) BLAC of the Put Notice, in the case of exercise of the Put Right, or (ii) the Joined Party of the Call Notice, in the case of exercise of the Call Right; provided, however, in the event of a Change in Control, the exercise of the Put Right or Call Right and the Put/Call Closing shall be conditioned on the consummation of such Change in Control and shall be effective immediately before the consummation thereof. At the Put/Call Closing, (i) the Joined Party agrees to deliver to BLAC the Company Shares and such documents, certificates and agreements as reasonably requested by BLAC to effect transfer to and evidence the ownership of the Company Shares by BLAC or its designee, free and clear of all liens, security interests, mortgages, pledges, charges, claims, limitations or any other restriction of any kind, including any restriction on the ownership, use, voting, transfer, possession, receipt of income or other exercise of any attributes of ownership (collectively, “Liens”) and (ii) BLAC agrees to deliver to the Joined Party the BLAC Shares, which shall validly issued, fully-paid and non-assessable.

(e) BLAC Conditions to Put Closing. The obligations of BLAC to consummate the Put Closing are subject to the satisfaction or waiver (where permissible) at or prior to the Put Closing of the following additional conditions:

(i) Representations and Warranties. The representations and warranties of the Joined Party in Article IV of the Agreement and in this Joinder shall each be true and correct in all material respects as of the Put Closing as though made on the date of the Put Closing.

(ii) Agreements and Covenants. The Joined Party shall have performed or complied in all material respects with all agreements and covenants required by the Agreement and this Joinder to be performed, or complied with by it on or prior to the Put Closing.

3. Representations and Warranties. The Joined Party hereby affirms to BLAC the representations and warranties the Joined Party makes as a Non-Participating Company Stockholder as set forth in Article IV of the Agreement. In addition, the Joined Party hereby represents and warrants to BLAC on the date hereof and as of the date of the Put/Call Closing as follows:

(a) The Company Shares constitute all Company Capital Stock held by the Joined Party and the Joined Party holds no other option, warrant, right or other instruments convertible into or exchangeable for Company Capital Stock.

2

(b) The Joined Party acknowledges that, prior to executing this Joinder, the Joined Party has carefully reviewed the Agreement, which the Joined Party acknowledges has been provided to such Joined Party. The Joined Party acknowledges that such Joined Party has been given an opportunity to ask questions of and receive answers from representatives of BLAC concerning the transactions contemplated by the Agreement. In determining whether to enter into this Joinder, the Joined Party has relied solely on Joined Party’s own knowledge and understanding of BLAC and its business based upon the Joined Party’s own due diligence investigation and the information furnished pursuant to this paragraph. The Joined Party understands that no person has been authorized to give any information or to make any representations which were not furnished pursuant to this paragraph and the Joined Party has not relied on any other representations or information in entering into this Joinder, whether written or oral, relating to BLAC, its operations and/or its prospects.

(c) The Joined Party acknowledges that execution of this Joinder may involve tax and legal consequences and that the contents of the Agreement and this Joinder do not contain tax or legal advice or information. The Joined Party acknowledges that such Joined Party must retain, and has had the opportunity to retain, such Joined Party’s own professional tax, legal and other advisors to evaluate the tax, legal and other consequences of executing this Joinder and becoming a Party to the Agreement. The Joined Party represents that Joined Party is not relying on (and will not at any time rely on) any communication (written or oral) of BLAC, the Company or any of their respective officers, directors, employees or agents, as investment, tax, legal or other advice or as a recommendation to execute this Joinder, it being understood that information and explanations related to the terms and conditions of the this Joinder and the Agreement shall not be considered investment, tax, legal or other advice or a recommendation to execute this Joinder.

4. Covenant Not to Sell, Transfer, or Assign the Company Shares or any Interest therein. The Joined Party agrees not to sell, pledge, dispose of, grant or encumber, or authorize the sale, pledge, disposition, grant or encumbrance of, the Company Shares, or any options, convertible securities or other rights of any kind to acquire the Company Shares, or any other ownership interest, of the Company Shares.

5. General Release of all Claims. The Joined Party acknowledges and agrees that the delivery of the BLAC Shares in exchange for the Company Shares pursuant to the exercise of the Put Right or Call Right in accordance with this Joinder represents payment in full and satisfies all obligations BLAC or the Company has to the Joined Party with regard to Company Capital Stock, including the Company Shares. The Joined Party hereby agrees to and does release and forever discharge BLAC, the Company and each of its and their respective affiliates, successors, assigns, officers, directors, employees, agents, administrators and trustees (collectively, the “Released Parties”) from any and all claims, losses, expenses, liabilities, rights and entitlements of every kind and description, whether known or unknown, that the Joined Party has now or may later claim to have had against any of the Released Parties in any way related to the Joined Party’s Company Capital Stock, including the Company Shares, or status as a holder of Company Capital Stock; provided, that the foregoing release does not affect the Joined Party’s rights under and pursuant to the Agreement.

3

6. Indemnification of Released Parties. The Joined Party agrees to indemnify, defend and hold harmless the Released Parties from and against any loss, liability, damage, cost or expense (including costs and reasonable attorneys’ fees and disbursements) suffered, incurred or paid by a Released Party which would not have been suffered, incurred or paid if the representations and warranties of the Joined Party in the Agreement or this Joinder had been true, complete and correct in all material respects. The Joined Party will, upon request, execute any additional documents necessary or desirable to consummate the transactions contemplated in the Agreement with respect to the Company Shares or any other Company Capital Stock.

7. Counterparts. A copy of this Joinder may be executed and delivered electronically and in counterparts, and each such counterpart shall be deemed to be one and the same instrument and have the same legal effect as delivery of an original signed copy of this Joinder.

8. Notices. All notices, demands and other communications to the Joined Party shall be sent to the address set forth on the signature page hereto.

9. Miscellaneous. Unless otherwise specifically set forth in this Joinder, the provisions of Section 10.01 (Notices), Section 10.03 (Severability), Section 10.06 (Governing Law), and Section 10.08 (Headings) of the Agreement are incorporated by reference herein and shall be deemed applicable to this Joinder mutatis mutandis.

10. Termination Date. The Put Right and Call Right set forth herein and the provisions of Section 4 hereof terminate and expire 120 days after the Trigger Date (the “Termination Date”).

[Signature pages follow]

4

IN WITNESS WHEREOF, the Joined Party has executed this Joinder as of the date set forth below.

JOINED PARTY

If Joined Party is an Individual:

Individual Non-Participating Company Stockholder as documented in the records of the Company:

Name:
Address:

Email:
Date:

If Joined Party is an Entity:

Name of Non-Participating Company Stockholder Entity as it appears in the records of the Company:

Name:
Title:
Address:

Email:
Date:

[Signature Page to Non-Participating Stockholder Joinder]

IN WITNESS WHEREOF, BLAC has executed this Joinder as of the date set forth below.

BELLEVUE LIFE SCIENCES ACQUISITION CORP.

By
Name:
Title:	M&A Committee Member
Date:

[Signature Page to Non-Participating Stockholder Joinder]

Schedule A1

Company Shares	BLAC Shares
[•]	[•]

“Change in Control” means the occurrence of any of the following:

(a) A transaction or a series of related transactions whereby any Person or group (other than BLAC or any affiliate of BLAC) becomes the beneficial owner of more than 50% of the total voting power of the voting stock of BLAC, on a fully diluted basis;

(b) BLAC consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, BLAC (regardless of whether BLAC is the surviving Person), other than any such transaction in which the holders of equity securities representing 100% of the voting stock of BLAC immediately prior to such a transaction own directly or indirectly at least a majority of the voting power of the voting stock of the surviving Person in such merger or consolidation immediately after such transaction;

(d) The consummation of any direct or indirect sale, lease, transfer, conveyance, or other disposition (other than by way of reorganization, merger, or consolidation), in one transaction or a series of related transactions, of all or substantially all of the assets of BLAC and its subsidiaries, taken as a whole, to any Person or group (other than BLAC or any affiliate of BLAC), except any such transaction or series of transactions in which the holders of equity securities representing 100% of the voting stock of BLAC immediately prior to such a transaction own directly or indirectly at least a majority of the voting power of the voting stock of such Person or group immediately after such transaction or series of transactions; or

(e) The consummation of a plan or proposal for the liquidation, winding up or dissolution of BLAC.

The board of BLAC shall have full and final authority, in its sole discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control, and any incidental matters relating thereto.

[1]

NTD: All references to the number of Company Shares and the BLAC Shares in this Joinder are subject to appropriate adjustment to reflect any stock split, reverse stock split, stock dividend or other change in the Company Common Stock or BLAC Common Stock which may be made by the Company or BLAC after the date of this Joinder.

Exhibit 10.1

BELLEVUE LIFE SCIENCES ACQUISITION CORP.

SERIES A PREFERRED STOCK

FIRST AMENDMENT TO SUBSCRIPTION AGREEMENT

This FIRST AMENDMENT TO THE SUBSCRIPTION AGREEMENT (this “Amendment”) is made as of the date set forth on the signature page hereto, by and between Bellevue Life Sciences Acquisition Corp., a Delaware corporation (the “Company”), and Toonon Partners Co., Ltd., a corporation organized under the laws of the Republic of Korea (the “Subscriber” and, together with the Company, the “Parties”), and amends that certain Subscription Agreement (the “Agreement”), dated October 4, 2024, between the Company and the Subscriber. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Agreement.

WHEREAS, pursuant to Section 7.4 of the Agreement, the Agreement may be amended in writing by the Parties thereto; and

WHEREAS, the Parties desire to amend (i) the title of the Agreement and (ii) the Certificate of Designations (Exhibit A to the Agreement) as set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

1.	Title. The title of the Agreement is amended to be the Series A Preferred Stock Subscription Agreement.

2.	Amendment to Exhibit A to the Agreement. Exhibit A (Certificate of Designations) of the Agreement be and hereby is amended and restated as set forth on Exhibit A hereto.

3.

General. The Agreement together with this Amendment replaces and supersedes all other agreements, written or oral, with respect to its subject matter. Except as expressly amended and supplemented hereby, the Agreement remains in full force and effect. In the event of any conflict between the terms of this Amendment and the terms of the Agreement, the terms of this Amendment shall prevail.

4.

Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Amendment delivered by e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Amendment.

IN WITNESS WHEREOF, the Company and the Subscriber have caused this Amendment to be executed as of the date set forth below by their respective officers thereunto duly authorized.

BELLEVUE LIFE SCIENCES ACQUISITION CORP.

By
Name:
Title:

[●]

By
Name:
Title:

Dated:

[Signature Page to First Amendment to Subscription Agreement for Series A-Preferred Stock]

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF DESIGNATIONS

EXHIBIT A

CERTIFICATE OF DESIGNATION

BELLEVUE LIFE SCIENCES ACQUISITION CORP.

CERTIFICATE OF DESIGNATIONS

Pursuant to Section 151 of the General

Corporation Law of the State of Delaware

SERIES A CONVERTIBLE PREFERRED STOCK

(Par Value $0.0001 Per Share)

Bellevue Life Sciences Acquisition Corp. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies that, pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation (the “Board of Directors”) by the Amended and Restated Certificate of Incorporation of the Corporation (as amended from time to time in accordance with its terms and the General Corporation Law, the “Certificate of Incorporation”), which authorizes the Board of Directors to issue shares of the preferred stock of the Corporation (the “Preferred Stock”), in one or more series of Preferred Stock and to fix for each such series such voting rights, full or limited, and such designations, powers, preferences and relative, participating, optional, or other special rights and such qualifications, limitations or restrictions thereof, and in accordance with the provisions of Section 151 of the General Corporation Law, the Board of Directors duly adopted on [•], 2025 the following resolution:

RESOLVED, that the rights, powers and preferences, and the qualifications, limitations and restrictions, of the Series A Preferred Stock as set forth in this Certificate of Designations are hereby approved and adopted by the Board of Directors and Series A Preferred Stock is hereby authorized out of the Corporation’s authorized preferred stock, par value $0.0001 per share; and the form, terms and provisions of this Certificate of Designations are hereby approved, adopted, ratified and confirmed in all respects as follows:

1.	General.

(a)

The shares of such series shall be designated the Series A Convertible Preferred Stock (hereinafter referred to as the “Series A Preferred Stock”). The “Series A Original Issue Price” means $90.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock. The date of issuance of each share of Series A Preferred Stock is referred to herein as the “Issuance Date” and the date of the first issuance of Series A Preferred Stock by the Corporation is called the “Original Issue Date.” The shares of Series A Preferred Stock are being originally issued in connection with the closing of the business combination (the “Business Combination”).

(b)

The authorized number of shares of Series A Preferred Stock shall initially be one million (1,000,000), which number may from time to time be increased or decreased by resolution of the Board of Directors as permitted by the General Corporation Law.

(c)

For purposes of this Certificate of Designations, “Capital Stock” means any and all shares, interests, participations or other equivalents however designated of corporate stock of the Corporation. The Series A Preferred Stock shall, with respect to dividend rights and rights upon a liquidation, winding-up or dissolution of the Corporation, rank:

(i)

senior to the Common Stock, par value $0.0001 per share, of the Corporation (“Common Stock”), and any other class or series of Capital Stock of the Corporation, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Series A Preferred Stock with respect to dividend rights or rights upon a liquidation, winding-up or dissolution of the Corporation (collectively, together with any warrants, rights, calls or options exercisable for or convertible into such Capital Stock, the “Junior Stock”);

(ii)

on a parity with any other class or series of Capital Stock of the Corporation, the terms of which provide that such class or series ranks on a parity with the Series A Preferred Stock with respect to dividend rights or rights upon a liquidation, winding-up or dissolution of the Corporation (such Capital Stock, together with any warrants, rights, calls or options exercisable for or convertible into such Capital Stock, the “Parity Stock”); and

(iii)

junior to any class or series of Capital Stock of the Corporation, the terms of which expressly provide that such class or series ranks senior to the Series A Preferred Stock with respect to dividend rights or rights upon a liquidation, winding-up or dissolution of the Corporation (collectively, together with any warrants, rights, calls or options exercisable for or convertible into such Capital Stock, the “Senior Stock”).

(d)	For purposes of this Certificate of Designations, the following terms have meanings set forth in the Section indicated:

Term	Section
Applicable Rate	Section 2
Accruing Dividends	Section 2
Board of Directors	Preamble
Business Day	Section 4(b)
Business Combination	Section 1(a)
Capital Stock	Section 1(c)
Certificate of Incorporation	Preamble
Change of Control	Section 7(e)
Common Stock	Section 1(c)(i)
Conversion Notice	Section 7(a)
Conversion Price	Section 7(a)
Conversion Ratio	Section 7(a)
Corporation	Preamble
Corporation Event	Section 7(e)
General Corporation Law	Preamble
Holder	Section 3(a)
Issuance Date	Section 1(a)
Junior Stock	Section 1(c)(i)
Liquidation	Section 3(a)
Liquidation Distribution	Section 3(a)
Liquidation Preference	Section 3(a)
Nasdaq Issuance Limitation	Section 9(a)
Optional Holder Conversion	Section 7(a)
Original Issue Date	Section 1(a)
Parity Stock	Section 1(c)(ii)
Permitted Holder	Section 7(e)
Person	Section 7(e)
Preferred Stock	Preamble
Schedule 14C Action	Section 9(c)
SEC	Section 9(c)
Senior Stock	Section 1(c)(iii)
Series A Dividend Rate	Section 2
Series A Original Issue Price	Section 1(a)
Series A Preferred Stock	Section 1(a)
Stockholder Approval	Section 9(b)

2.	Dividends.

From and after the date of the issuance of each share of Series A Preferred Stock, dividends at the Applicable Rate per annum per share (the “Series A Dividend Rate”) shall accrue on such share of Series A Preferred Stock (the “Accruing Dividends”). For purposes hereof, the “Applicable Rate” means 5.0% of the Series A Original Issue Price. The Accruing Dividends shall be subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock. Accruing Dividends shall accrue from day to day, whether or not declared, on each share of Series A Preferred Stock from the date of issuance thereof by the Corporation; provided, however, that except as set forth in the following sentence of this Section 2, such Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors or as otherwise specifically provided herein. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of Capital Stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the Holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate Accruing Dividends then accrued on such share of Series A Preferred Stock and not previously paid and (ii) (A) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series A Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series A Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Series A Original Issue Price; provided that if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series A Preferred Stock pursuant to this Section 2 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series A Preferred Stock dividend.

3.	Liquidation.

(a)

Prior to conversion pursuant to Section 7, in the event of a liquidation (complete or partial), dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary (a “Liquidation”), after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of Series A Preferred Stock (each, a “Holder”) shall be entitled to receive, in respect of any shares of Series A Preferred Stock held by them, out of assets of the Corporation available for distribution to stockholders of the Corporation or their assignees, and subject to the rights of any outstanding shares of Senior Stock and before any amount shall be distributed to the holders of Junior Stock, a liquidating distribution (the “Liquidation Distribution”) in an amount equal to the greater of (i) the then-applicable Liquidation Preference, and (ii) the amount such Holder would have been entitled to receive had such Holder converted its shares of Series A Preferred Stock into shares of Common Stock at the then-applicable Conversion Ratio immediately prior to such Liquidation. The “Liquidation Preference” shall equal the Series A Original Issue Price plus all unpaid Accruing Dividends. If, upon a Liquidation, the assets of the Corporation, or proceeds thereof, distributable among the holders of the then outstanding shares of Series A Preferred Stock and the holders of any shares of Parity Stock ranking on a parity with the Series A Preferred Stock with respect to any distribution of assets upon Liquidation are insufficient to pay in full the amount of all such Liquidation Preference payable with respect to the Series A Preferred Stock and any such Parity Stock, then the holders of Series A Preferred Stock and such Parity Stock shall share ratably in any distribution of assets in proportion to the full respective preferential amounts to which they are entitled.

(b)

The Corporation shall provide the Holders appearing on the stock books of the Corporation as of the date of such notice at the address of said Holder shown therein with written notice of (i) any voluntary Liquidation promptly after such Liquidation has been approved by the Board of Directors and at least five (5) days prior to the effective date of such Liquidation and (ii) any involuntary Liquidation promptly upon the Corporation becoming aware of any instituted proceeding in respect thereof. Such notice shall state a distribution or payment date, the amount of the Liquidation Preference and the place where the Liquidation Preference shall be distributable or payable.

(c)

After the payment in cash or proceeds to the Holders of the full amount of the Liquidation Distribution with respect to outstanding shares of Series A Preferred Stock, the Holders shall have no right or claim, based on their ownership of shares of Series A Preferred Stock, to the remaining assets of the Corporation, if any. Whenever any such distribution shall be paid in property other than cash, the value of such distribution shall be the fair market value of such property as determined in the good faith reasonable discretion of the Board of Directors or liquidating trustee, as the case may be.

4.	Voting.

(a)

General. Except as otherwise required by the General Corporation Law, other applicable law, the Certificate of Incorporation, or this Certificate of Designations, Holders shall not be entitled to any vote on matters submitted to the Corporation’s stockholders for approval. In any case in which the Holders shall be entitled to vote pursuant to the General Corporation Law, other applicable law, the Certificate of Incorporation, or this Certificate of Designations, each Holder entitled to vote with respect to such matter shall be entitled to one vote per share of Series A Preferred Stock.

(b)

Protective Provisions. In addition to any vote required by the General Corporation Law, other applicable law, the Certificate of Incorporation, or this Certificate of Designations, for so long as any of the shares of Series A Preferred Stock shall remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, take any of the following actions, including whether by merger, consolidation or otherwise, without (in addition to any other vote required by the General Corporation Law, other applicable law, the Certificate of Incorporation, or this Certificate of Designations), the written consent or affirmative vote of the Holders of at least a majority of the then outstanding shares of Series A Preferred Stock voting as a separate class to:

(i)

authorize, create, or increase the authorized amount of, or issue any class or series of Senior Stock, or reclassify or amend the provisions of any existing class of securities of the Corporation into shares of Senior Stock;

(ii)

authorize, create or issue any stock or debt instrument or other obligation that is convertible or exchangeable into shares of its Senior Stock (or that is accompanied by options or warrants to purchase such Senior Stock);

(iii)

amend, alter or repeal any provision of the Certificate of Incorporation or this Certificate of Designations, in either case, in a manner that materially adversely affects the special rights, preferences, privileges or voting powers of the Series A Preferred Stock;

(iv)	declare or pay any dividends or other distributions in cash or property with respect to its Common Stock or other Junior Stock;

(v)

redeem, repurchase or acquire shares of its Common Stock or other Junior Stock (other than with respect to customary repurchase rights or tax withholding arrangements with respect to equity awards or benefit plans); or

(vi)

redeem, repurchase, recapitalize or acquire shares of its Parity Stock other than (A) pro rata offers to purchase all, or a pro rata portion, of the Series A Preferred Stock and such Parity Stock, (B) as a result of a reclassification of Parity Stock for or into other Parity Stock or Junior Stock, (C) the exchange or conversion of Parity Stock for or into other Parity Stock or Junior Stock or (D) the purchase of fractional interests in shares of Parity Stock pursuant to the conversion or exchange provisions of such Parity Stock or the security being converted or exchanged.

If the Corporation shall propose to take any action enumerated above in clauses (i) through (vi) of this Section 4(b) then, and in each such case, the Corporation shall give notice of such proposed action to each Holder of record appearing on the stock books of the Corporation as of the date of such notice at the address of said Holder shown therein. Such notice shall specify, inter alia (x) the proposed effective date of such action; (y) the date on which a record is to be taken for the purposes of such action, if applicable; and (z) the other material terms of such action. Such notice shall be given at least two (2) Business Days prior to the applicable date or effective date specified above. For the purposes of this Certificate of Designations, “Business Day” shall mean each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law to close. If at any time the Corporation shall cancel any of the proposed actions for which notice has been given under this Section 4(b) prior to the consummation thereof, the Corporation shall give prompt notice of such cancellation to each holder of record of the shares of Series A Preferred Stock appearing on the stock books of the Corporation as of the date of such notice at the address of said Holder shown therein. For the avoidance of doubt, if a holder of record of shares of Series A Preferred Stock does not respond to the aforementioned notice, such non-response shall in no way be deemed to constitute the written consent or affirmative vote of such Holder regarding any of the aforementioned actions in this Section 4(b) or described within such notice.

5.	Reservation of Common Stock.

At any time that any Series A Preferred Stock is outstanding, the Corporation shall from time to time take all lawful action within its control to cause the authorized Capital Stock of the Corporation to include a number of authorized but unissued shares of Common Stock equal to the Conversion Ratio multiplied by the number of shares of outstanding Series A Preferred Stock.

6.	Uncertificated Shares.

The shares of Series A Preferred Stock shall be in uncertificated, book-entry form as permitted by the Amended and Restated Bylaws of the Corporation (the “Bylaws”) and the General Corporation Law. Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof any written notice as required by the General Corporation Law.

7.	Conversion.

(a)

Each Holder shall have the option from time to time, exercisable by delivery of written notice to the Corporation substantially in the form attached hereto as Annex A (the “Conversion Notice”), to the extent permitted by applicable law, to convert all or a portion of such Holder’s shares of Series A Preferred Stock into Common Stock at the Conversion Ratio (an “Optional Holder Conversion”). The “Conversion Ratio” means, for each share of Series A Preferred Stock, the quotient of (i) the Liquidation Preference as of the date of the conversion and (ii) the then applicable Conversion Price. The “Conversion Price” shall initially be $9.00, which shall be adjusted from time to time as set forth herein.

(b)

In the event a Holder has elected an Optional Holder Conversion pursuant to Section 7(a) above, for each share of Series A Preferred Stock covered by the applicable Conversion Notice the Corporation shall deliver, no later than two (2) Business Days following the conversion date, a number of shares of Common Stock equal to the Conversion Ratio.

(c)

Any Common Stock delivered as a result of conversion pursuant to this Section 7 shall be validly issued, fully paid and non-assessable, free and clear of any preemptive right, liens, claims, rights or encumbrances other than those arising under the General Corporation Law, the Bylaws or transfer restrictions under the Securities Act and state securities laws. Immediately following the settlement of any conversion, if any, the rights of the holders of converted Series A Preferred Stock shall cease and the Persons entitled to receive shares of Common Stock upon the conversion of shares of Series A Preferred Stock shall be treated for all purposes as having become the owners of such shares of Common Stock. Concurrently with such conversion, the converted shares of Series A Preferred Stock shall cease to be outstanding, shall be canceled and the shares of Series A Preferred Stock formerly designated pursuant to this Certificate of Designations shall be restored to authorized but unissued shares of Preferred Stock.

(d)

If, after the Issuance Date, the Corporation (i) makes a distribution on its Common Stock in securities (including Common Stock) or other property or assets, (ii) subdivides or splits its outstanding Common Stock into a greater number of shares of Common Stock, (iii) combines or reclassifies its Common Stock into a smaller number of shares of Common Stock or (iv) issues by reclassification of its Common Stock any securities (including any reclassification in connection with a merger, consolidation or business combination in which the Corporation is the surviving Person or another constituent corporation is issuing equity securities in exchange for Common Stock), then the Conversion Price in effect at the time of the record date for such distribution or of the effective date of such subdivision, split, combination, or reclassification shall be proportionately adjusted so that the conversion of the Series A Preferred Stock after such time shall entitle the holder to receive the aggregate number of shares of Common Stock (or shares of any securities into which such shares of Common Stock would have been combined, consolidated, merged, reclassified or exchanged pursuant to clauses (ii) and (iii) above) that such holder would have been entitled to receive if the Series A Preferred Stock had been converted into Common Stock immediately prior to such record date or effective date, as the case may be, and in the case of a merger, consolidation or business combination in which the Corporation is the surviving Person or another constituent corporation is issuing equity securities in exchange for Common Stock, the Corporation shall provide effective provisions to ensure that the provisions in this Certificate of Designations relating to the Series A Preferred Stock shall not be abridged or amended and that the Series A Preferred Stock shall thereafter retain the same powers, preferences and relative participating, optional and other special rights, and the qualifications, limitations and restrictions thereon, that the Series A Preferred Stock had immediately prior to such transaction or event either in the Corporation if the surviving corporation or in the constituent corporation. An adjustment made pursuant to this Section 7(d) shall become effective immediately after the record date in the case of a distribution and shall become effective immediately after the effective date in the case of a subdivision, combination, reclassification (including any reclassification in connection with a merger, consolidation or business combination in which the Corporation is the surviving Person or a constituent corporation) or split. Such adjustment shall be made successively whenever any event described above shall occur.

(e)

At least fifteen (15) days prior to the consummation of any recapitalization, reorganization, consolidation, Change of Control, spin-off or other business combination (not otherwise addressed in Section 7(d) above) (a “Corporation Event”), the Corporation shall notify each Holder of such event (such notice to set forth in reasonable detail the material terms and conditions of such Corporation Event and the securities, cash or other assets, if any, which a holder of Series A Preferred Stock and Common Stock (each on a per share basis) would receive upon the consummation of such event, to the extent known by the Corporation at the time); provided that the Corporation shall not be obligated to provide any holder with information that is otherwise not publicly available. A “Change of Control” means (1) the consummation of any transaction by the Corporation the result of which is that any Person or “group” (as defined in the Securities Exchange Act of 1934, as amended), other than any Permitted Holder, becomes the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the voting stock of the Corporation, measured by voting power rather than number of shares, units or the like; provided that a transaction in which the Corporation becomes a subsidiary of another Person shall not constitute a Change of Control if, immediately following such transaction, the Persons who were beneficial owners of the voting stock of the Corporation immediately prior to such transaction beneficially own, directly or indirectly, fifty percent (50%) or more of the total voting power of the voting stock of such other Person of whom the Corporation has become a subsidiary or (2) the sale of all or substantially all of the Corporation’s assets. For purposes of clarity, the Business Combination shall not constitute a Change of Control. “Permitted Holder” means any holder of shares of Capital Stock of the Corporation as of the Original Issue Date and its affiliates. “Person” means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization, government or any agency, instrumentality or political subdivision thereof or any other form of entity.

(f)

Upon any adjustment to the Conversion Price pursuant to this Section 7, the Corporation promptly shall deliver to each Holder a certificate signed by an appropriate officer of the Corporation, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the increased or decreased Conversion Price then in effect following such adjustment.

(g)

The Corporation shall pay any and all issue, documentary, stamp and other taxes, excluding any income, franchise, property or similar taxes, that may be payable in respect of any issue or delivery of Common Stock on conversion of Series A Preferred Stock pursuant hereto. However, the holder of any Series A Preferred Stock shall pay any tax that is due because Common Stock issuable upon conversion thereof are issued in a name other than such holder’s name.

(h)

No fractional shares of Common Stock shall be issued upon the conversion of any Series A Preferred Stock. All Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series A Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional stock. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, the Corporation shall not issue a fractional share of Common Stock but shall round the fractional share of Common Stock to the nearest whole share of Common Stock (and a 0.5 of a share of Common Stock shall be rounded up to the next higher share of Common Stock).

(i)

The Corporation agrees that it will act in good faith to make any adjustment(s) required by this Section 7 equitably and in such a manner as to afford the Holders the benefits of the provisions hereof, and will not intentionally take any action to deprive such Holders of the express benefit hereof.

(j)	Any conversion made pursuant to this Section 7 is subject to compliance with all applicable laws, rules and regulations, including any relevant stock exchange rules.

8.	Nasdaq Capital Market Issuance Limitation.

(a)

No Holder will be entitled to receive converted shares of Common Stock or other shares of Common Stock issuable upon dividend payments, or as otherwise provided in this Certificate of Designations to the extent such issuance would result in a violation of the rules of the Nasdaq Capital Market or rules of the national securities exchange upon which the Common Stock is then listed (the “Nasdaq Issuance Limitation”), unless either (i) the Corporation obtains the Stockholder Approval and the Schedule 14C Action has been completed, or (ii) the Corporation determines upon advice of counsel that Stockholder Approval and the Schedule 14C Action are not required to effect the conversion, in each such case, the Nasdaq Issuance Limitation will no longer apply.

(b)

“Stockholder Approval” means stockholder approval of the proposal to issue Common Stock upon conversion of the Series A Preferred Stock for purposes of complying with the applicable rules of the Nasdaq Capital Market or the national securities exchange upon which the Common Stock is then listed.

(c)

“Schedule 14C Action” means, collectively, (i) the filing of an Information Statement on Schedule 14C relating to the issuance of converted shares of Common Stock or other shares of Common Stock issuable upon dividend payments, or as otherwise provided in this Certificate of Designations with the United States Securities and Exchange Commission (the “SEC”) and the receipt from the SEC of notice that it has no comments thereon, (ii) the mailing of such Information Statement to the Corporation’s shareholders and (iii) the expiration of the twenty (20) calendar day waiting period under Rule 14c-2(b).

9.	Additional Procedures.

(a)

In connection with any conversion pursuant to Section 7, the Holder must deliver transfer instruments reasonably satisfactory to the Corporation, at the principal office of the Corporation (or such other place mutually acceptable to the Holder and the Corporation) together with written notice that such Holder elects to convert all or such lesser number of shares as specified therein.

(b)

Transfers of Series A Preferred Stock held in uncertificated, book-entry form shall be made only upon the transfer books of the Corporation kept at an office of the Corporation upon receipt of proper transfer instructions from the registered owner of such uncertificated shares, or from a duly authorized attorney or from an individual presenting proper evidence of succession, assignment or authority to transfer the stock. The Corporation may refuse any requested transfer until furnished evidence reasonably satisfactory to it that such transfer is made in accordance with the terms of this Certificate of Designations.

10.	No Other Rights.

The shares of Series A Preferred Stock shall not have any powers, designations, preferences or relative, participating, optional, or other special rights, nor shall there be any qualifications, limitations or restrictions or any powers, designations, preferences or rights of such shares, other than as set forth herein or in the Certificate of Incorporation, or as may be provided by law.

11.	Other Provisions.

(a)	The shares of Series A Preferred Stock shall not be subject to the operation of any retirement or sinking fund.

(b)

In case any one or more of the provisions contained in this Certificate of Designations shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. Furthermore, in lieu of any such invalid, illegal or unenforceable provision, the Corporation shall use its reasonable best efforts to add as a part of this Certificate of Designations a provision as similar in terms to such invalid, illegal or unenforceable provision as may be possible and be legal, valid and enforceable, unless the requisite parties separately agree to a replacement provision that is valid, legal and enforceable.

(c)

Any payments, issuances or distributions required to be made hereunder on any day that is not a Business Day shall be made on the next succeeding Business Day without interest or additional payment for such delay. All payments required hereunder shall be made by wire transfer of immediately available funds in United States Dollars to the Holders in accordance with the payment instructions as such Holders may deliver by written notice to the Corporation from time to time.

(d)

Unless otherwise agreed to by the Corporation and the applicable Holder, any certificate representing the Series A Preferred Stock (and the Common Stock issuable upon conversion thereof) will bear a restrictive legend substantially in the form set forth below, which is hereby incorporated in and expressly made a part of this Certificate of Designations, and will be subject to the restrictions set forth therein. In addition, any such certificate may have notations, additional legends or endorsements required by law, stock exchange rules, and agreements to which the Corporation and all of the Holders of Series A Preferred Stock in their capacity as Holders are subject, if any.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER THE SECURITIES ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFERS SET FORTH IN THE CERTIFICATE OF DESIGNATIONS FILED WITH THE SECRETARY OF STATE FOR THE STATE OF DELAWARE PURSUANT TO SECTION 202 OF THE DELAWARE GENERAL CORPORATION LAW (THE “CERTIFICATE OF DESIGNATIONS”). NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF THE CERTIFICATE OF DESIGNATIONS. A COPY OF THE CERTIFICATE OF DESIGNATIONS WILL BE FURNISHED WITHOUT CHARGE BY THE CORPORATION TO THE HOLDER UPON REQUEST.

[The Remainder of this Page Intentionally Left Blank]

IN WITNESS WHEREOF, Bellevue Life Sciences Acquisition Corp. has caused this Certificate of Designations to be duly executed this [•] day of [•], 2025.

BELLEVUE LIFE SCIENCES ACQUISITION CORP.

By:
Name:	Kuk Hyoun Hwang
Title:	Chief Executive Officer

[Signature Page to Certificate of Designations of Series A Preferred Stock]

Annex A

Conversion Notice

The undersigned holder of Series A Preferred Stock hereby irrevocably elects to convert the number of shares of Series A Preferred Stock indicated below pursuant to Section 7(a) of the Certificate of Designations into shares of Common Stock at the Conversion Ratio. Capitalized terms utilized but not defined herein shall have the meaning ascribed to such terms in that certain Certificate of Designations of Series A Convertible Preferred Stock, filed by Bellevue Life Sciences Acquisition Corp. on [•], 2025 (the “Certificate of Designations”).

Conversion Calculations:

Number of shares of Series A Preferred Stock owned prior to conversion: [_____]

Number of shares of Series A Preferred Stock to be converted: [_____]

Number of shares of Common Stock to be issued: [_____]

[HOLDER]

By:

Name:

Title:

Date: